UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         February 2005

Commission File Number    0-29586

EnerNorth Industries Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
            (formerly: Energy Power Systems Limited)

Date: February 15, 2005                        By:____"Sandra J. Hall"____ ______
            Sandra J. Hall,
                                    President, Secretary & Director

EnerNorth Industries Inc.
News Release

EnerNorth Reports 2nd Quarter Results

Toronto, Canada - February 14, 2005 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued unaudited consolidated financial statements for the six-month period ending December 31, 2004 expressed in Canadian dollars. Effective February 1, 2005, the Company divested its interest in its Industrial & Offshore subsidiary, M&M Engineering Limited (M&M) for cash proceeds of $7,361,999. For the purpose of financial presentation the operations of M&M at December 31, 2004 have been accounted for as discontinued operations.

HIGHLIGHTS	Six Months Ending December 31			Three Months Ending December 31
	2004	2003	% Change	2004	2003	% Change
Average Production
Natural gas (mcf per day)	320	185	73%	342	161	112%
Natural gas liquids (bbls per day)	8	7	14%	8	7	14%
Crude oil (bbls per day)	9	6	50%	16	8	100%
Total (boe per day)	70	43	63%	81	42	93%
Average Prices
Natural gas ($/mcf)	$5.97	$6.75	-12%	$5.98	$7.53	-21%
Natural gas liquids ($/bbl)	$41.26	$32.76	26%	$32.14	$31.13	3%
Crude oil ($/bbl)	$44.42	$41.77	6%	$42.19	$33.30	27%
Total ($/boe)	$37.54	$39.52	-5%	$36.77	$40.48	-9%
Operating Netbacks (boe)
Netbacks ($/boe)	$9.63	$12.81	-25%	$5.31	$15.43	-66%
Revenues
Natural gas	$349,971	$228,225	53%	$186,001	$110,352	69%
Natural gas liquids	$57,102	$39,186	46%	$22,826	$20,658	10%
Crude oil	$75,036	$46,275	62%	$62,045	$24,520	153%
Total revenues	$482,109	$313,686	54%	$270,873	$155,530	74%
Royalties	$91,944	$55,780	65%	$44,118	$29,862	48%
Net sales	$390,165	$257,906	51%	$226,755	$125,668	80%

Administrative Expenditures. Administrative expenses of $1,123,974 for the six month period ending December 31, 2004 were 82% higher than administrative expenses of $617,564 the previous year. The primary increase in administrative expenses for the six month period ending December 31, 2004 was related to increased litigation costs of $540,204.

Depletion and Accretion. For the six month period ending December 31, 2004 depletion and accretion expense was $361,613, 53% higher compared to $236,212 for the six month period in 2003. The increased deletion and accretion was a result of higher production volumes and the addition of a new well.

Foreign Exchange. For the six months period ending December 31, 2004 the gain on foreign exchange was $503,831 compared to a foreign exchange loss of $152,824. The foreign exchange gain related to appreciation in the Canadian dollar compared to the US dollar relating to a litigation claim stated in US dollars. This gain was partially offset by a foreign exchange loss relating to Company’s investment in Konaseema EPS Oakwell Power Limited (KEOPL).

Interest income. For the six months ending December 31, 2004 interest income was $164,849, 179% higher compared to $59,067 for the comparable six month period in 2003. The increase in interest income was related to interest payments received on the Company’s investment in KEOPL.

Net loss from continuing operations. Net loss from continuing operations decreased 72% to $684,644 for the six month period ended December 31, 2004 compared to a net loss of $2,437,856 for the six month period ending December 31, 2003. Net loss from continuing operations were significantly higher in the previous year due to a $1,603,000 provision for a litigation claim.

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s discontinued operations of its Industrial & Offshore Division. Net income from discontinued operations decreased 82% to $224,988 for the six month period ended December 31, 2004 compared to $1,255,968 for the six month period ended December 31, 2003. The reduction in net income from discontinued operations was due to a significant contract performed during 2003, which did not recur during fiscal 2004.

Net loss. As a result of the above net loss decreased by 61% to $495,656 for the six month period ending December 31, 2004 from $1,181,888 for the comparable six month period ending December 31, 2003.

Net loss from continuing operations per share and fully diluted net loss from continuing operations per share. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the six month period ending December 31, 2004 decreased by 72% to $0.17 per share from $0.60 per share for the same six month period 2003.

Net loss per share and fully diluted net loss per share. Net loss per share and fully diluted net loss per share for the six month period ending December 31, 2004 decreased by 61% to $0.11 per share from $0.29 per share for the same six month period 2003. Net loss per share and fully diluted net loss per share for the three month period ending December 31, 2004 decreased by 60% to $0.14 per share from $0.33 per share for the same six month period 2003.

Capital Expenditures. Capital expenditures totaled $476,705 for the first six months of 2004 compared to $790,221 in the first six months of 2003. During the six month period ending December 31, 2004 the Company’s primary expenditures were related to drilling and completion costs of approximately $149,980 for the Doe Property, Alberta, $218,096 in re-completion and tie-ins at Olds, Alberta, and $89,851 in re-completions in the Sibbald area of Alberta.

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas primarily in Alberta, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company. For full details of EnerNorth’s 2nd quarter results and management discussion and analysis please visit www.sedar.com or www.sec.gov.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com